FUND RISK MANAGEMENT AND OVERSIGHT SERVICES AGREEMENT

AGREEMENT effective as of the 1st day of July, 2014, between Advisers Investment Trust (the “Trust”), an Ohio business trust having its principal place of business at 4041 N. High Street, Suite 402, Columbus, Ohio 43214, and Carne Global Financial Services (US) LLC (“Carne”), a Delaware limited liability corporation having its principal place of business at P. O. Box 151, Kenilworth, Illinois, 60043.

WHEREAS, the Trust is a registered investment company under the Investment Company Act of 1940, as amended, (the “1940 Act);

WHEREAS, Carne offers risk management and oversight services through its risk program;

WHEREAS, the Trust desires to appoint Carne to perform risk management and oversight services (“Services”) for those series of the Trust listed in Schedule A as now in existence, as well as such additional series as may be established by the Trust from time to time (each series a “Fund” and collectively, the “Funds”);

WHEREAS, Carne and the Trust wish to enter into this agreement (“Agreement”) in order to set forth the terms under which Carne will perform the services enumerated herein for the Trust on behalf of the Funds,

NOW, THEREFORE, in consideration of the covenants herein contained, the Trust and Carne hereby agree as follows:

1. Risk Management and Oversight Services.

Carne will provide Services during the term of this Agreement, in accordance with this Agreement and any scope document mutually agreed upon by the parties. The Services are set forth in Schedule B.

2. Officer—Risk Officer.

(a) Provision of Risk Officer. Carne agrees to make available to the Trust a person to serve as the Risk Officer for the Funds, subject to election by the Board of Trustees (“Board”). Carne shall provide an appropriately qualified employee or agent of Carne (or its affiliates) who, in the exercise of his or her duties to the Trust, shall act in good faith and in the best interests of the Trust.

(b) Termination of Risk Officer. In the event such person is: (1) terminated as Risk Officer by the Board, or (2) terminated as a Carne employee, Carne will employ reasonable good faith efforts to promptly make another person available to serve as the Risk Officer, at the request of the Board. Should the Board choose not to elect such replacement Risk Officer designated by Carne, the Agreement shall terminate sixty (60) days following Carne making such person available. During the period between termination of the Agreement and pending appointment of a replacement Risk Officer approved by the Board (regardless of whether the replacement Risk Officer is an employee of Carne), the duties of the Risk Officer shall be assumed by another qualified officer of the Trust. Fees and expenses described in Schedule C should be paid in full, up to and including the date of termination of the Services.

(c) Trust Obligations to Risk Officer. The Trust will provide copies of the Fund Risk Program (as defined in Schedule B), related policies and procedures, and all other books and records of the Trust reasonably necessary or desirable for the Risk Officer to carry out his or her duties hereunder on behalf of the Trust. The Trust shall reasonably cooperate with the Risk Officer and ensure the cooperation of the service providers to the Trust, as well as Trust counsel, independent Trustee counsel and the Trust’s independent accountants (collectively, the “Other Providers”), and assist the Risk Officer and Carne in preparing, implementing and carrying out the duties of the Risk Officer under the Fund Risk Program. In addition, the Trust shall provide the Risk Officer with reasonable access to the executive officers and Board of the Trust, and to representatives of and to any records, files and other documentation prepared by, service providers and Other Providers, which are or may be related to the Fund Risk Program.

Carne will not be responsible for completion of a particular task if, for whatever reason, the Trust is unable, decides not to or fails to provide the necessary information requested by Carne to perform the required Services. In these circumstances where Carne, having provided its best efforts, may not be able to, or is not required to, successfully complete specific Services due to the actions of the Trust, or because of circumstances beyond Carne’s control, Carne has the right to invoice the Trust up to the full amount of the fees described in the Fee Schedule for the completion of the relevant work.

(d) Additional Provisions Concerning Risk Officer. It is mutually agreed and acknowledged by the parties that the Risk Officer contemplated in this Agreement will be an officer of the Trust either through incorporation documents or specifically through resolutions adopted by the Board. Carne acknowledges that it has internal governance policies concerning the activities of its employees and their service as Risk Officers of unaffiliated funds (the “Carne Governance Policies).

The Risk Officer may, and the Trust shall, promptly notify Carne of any issue, matter or event that would be reasonably likely to result in any claim by the Trust, one or more Trust shareholder(s) or any third party that involves an allegation that the Risk Officer failed to exercise his or her obligations to the Trust in a manner consistent with applicable laws (including but not limited to any claim that a report failed to meet the standards of applicable laws).

3. Fees and Expenses.

Carne shall be entitled to receive from the Trust fees and reasonable out-of-pocket expenses set forth on Schedule C hereto, reflecting the amounts charged by Carne for the performance of Services under this Agreement. All rights of compensation under this Agreement for Services performed and for expense reimbursement shall survive the termination of this Agreement. In the event of termination of this Agreement pursuant to Section 5, the Trust shall reimburse Carne for reasonable expenses related to its activities in effecting such termination, including without limitation, the delivery to the Trust and/or its distributor, investment adviser and/or other parties of the Trust’s property, records, instruments and documents.

4. Information to be Furnished by the Trust.

(a) The Trust has furnished or shall promptly furnish to Carne copies of the various policies and procedures of the Trust that have been adopted through the date hereof which pertain to risk oversight matters that are required to be covered by the Fund Risk Program, including the related programs of service providers other than Carne, or other information as reasonably requested by Carne for inclusion in the Fund Risk Program.

(b) The Trust shall furnish Carne written copies of any amendments to, or changes in, any of the items referred to in Section 4 hereof, forthwith upon such amendments or changes becoming effective. In addition, the Trust agrees that no amendments will be made to the Fund Risk Program which will have the effect of changing the procedures employed by Carne in providing the Services agreed to hereunder or which amendment will affect the duties of Carne hereunder unless the Trust first notifies Carne of such amendments or changes.

(c) Carne may rely on all documents furnished to it by the Trust and its agents in connection with the Services to be provided under this Agreement, including any amendments to or changes in any of the items to be provided by the Trust pursuant to this Section 4, and shall be entitled to indemnification in accordance with Section 9 below with regard to such reliance.

5. Term and Termination.

The Services to be rendered by Carne under this Agreement shall commence upon the date of this Agreement and shall continue in effect for an initial one (1) year-period from that date, unless earlier terminated pursuant to the terms of this Agreement. The Agreement will remain in full force from year to year thereafter, subject to annual approval by Carne and the Board. The Agreement may be terminated by either party by providing the other party with sixty (60) days written notice of termination. Termination of the Risk Officer without electing a replacement provided by Carne will also terminate this Agreement as described in Section 2(b). In the event that the Agreement is terminated by the Trust prior to the end of the term of the Agreement, Trust agrees to pay Carne the remainder of the unpaid fees due pursuant to Schedule C

In addition, both parties agree that this Agreement may be terminated for cause. For purposes of this Agreement, “cause” shall mean (a) a material breach of this Agreement that has not been remedied for thirty (30) days following written notice of such breach from the non-breaching party; (b) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been convicted of a felony or misdemeanor or has been, by reason of misconduct, permanently or temporarily enjoined by order, judgment or decree of any court of competent jurisdiction from associating with a registered investment company; or (c) material adverse change in a party’s financial condition that could reasonably be expected to affect its ability to perform its obligations under this Agreement, each of which reasonably evidenced.

6. Notice

Any notice provided hereunder shall be sufficiently given when mailed to the party required to be served with such notice at the following address: if to the Trust, to the address listed on the signature block below and if to Carne, at_2nd Floor, Block E, Iveagh Court, Harcourt Road, Dublin 2, Ireland, or at such other address as such party may from time to time specify in writing to the other party pursuant to this Section.

7. Governing Law and Matters Relating to the Trust as an Ohio Business Trust.

This Agreement shall be construed in accordance with the laws of the State of Ohio and the federal securities laws. The execution and delivery of this Agreement have been authorized by the Trustees, and this Agreement has been signed and delivered by an authorized officer of the Trust.

The term “Advisers Investment Trust” means and refers to the Trustees from time to time serving under the Trust’s Declaration of Trust as the same may be amended. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but bind only the property of the Trust, as provided in the Declaration of Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the Trust and signed by officers of the Trust, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of the Trust. A copy of the Agreement and Declaration of Trust is on file with the Secretary of the State of Ohio.

8. Representations and Warranties.

Each party represents and warrants to the other that this Agreement has been duly authorized and, when executed and delivered by it, will constitute a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties. Each party agrees to adhere to all applicable federal securities laws.

(a) Representations by the Trust. The Trust represents that:

(i) It is duly organized and validly existing and that its shares are duly authorized for issuance in accordance with applicable law. The Trust warrants that it will take all necessary steps to ensure that it remains in good-standing.

(ii) This Agreement and Declaration of Trust provides that subject to and except as otherwise provided in the Securities Act of 1933, as amended, and the 1940 Act, the Trust shall indemnify each of its past, present and future officers against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any officer with the defense or disposition of any action, suit or other proceeding, whether civil, criminal, administrative or investigative, and any appeal therefrom, before any court or administrative or legislative body, in which such officer may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such officer, except that no officer shall be indemnified against any liability to the Trust or its shareholders to which such officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of officer’s duties

(iii) That it shall ensure that coverage is provided to the Risk Officer under its directors’ and officers’ liability policy that is appropriate to the Risk Officer’s role and title, and consistent with coverage applicable to the other officers holding positions of executive management.

(b) Representations by Carne. Carne represents that it is a services company duly organized and in good standing under applicable law.

9. Indemnification.

(a) Each party (an “Indemnitor”) shall identify and hold harmless the other party, each of such other party’s affiliated companies, and all directors, officers, employees and agents of such other party (“Indemnified Parties”), against any and all losses, damages, or liabilities or any pending or completed actions, claims, suits complaints or investigations (including all reasonable expenses of litigation or arbitration), judgments, fines or amounts paid in any settlement consented by the Indemnitor to which any Indemnified Party may become subject to (“Losses”) as a result or arising out of or relating to: (i) any negligent acts, omissions, bad faith or willful misconduct in the performance of Indemnitor’s duties and obligations hereunder; (ii) any breach of the Indemnitor’s representations or warranties contained in this Agreement; (iii) Indemnitor’s failure to comply with any terms of this Agreement; or (iv) any action of an Indemnified Party, upon instructions believed in good faith by the Indemnified Party to have been executed by a duly authorized officer or representative of the Indemnitor. Neither party In shall be liable for any indirect, consequential or special Loss.

(b) In order that the indemnification provisions contained herein shall apply, upon the assertion of a claim or a loss for which either party may be required to indemnify the other, the party seeking indemnification shall promptly notify the other party of such assertion or loss, and shall keep the other advised with respect to all developments concerning such claim. The party who may be required to indemnify shall have the option to participate at its expense with the party seeking indemnification in the defense of such claim. In this event, the party seeking indemnification may not settle, compromise or consent to judgment except with the other party’s prior written consent. The obligations of the parties hereto under this Section shall survive termination of the Agreement.

10. Confidentiality

Without the prior consent of the other party, no party shall disclose Confidential Information (as defined below) of any other party received in connection with the Services provided under this Agreement. The receiving party shall use the same degree of care as it uses to protect its own confidential information of like nature, but no less than a reasonable degree of care, to maintain in confidence the Confidential Information of the disclosing party. The foregoing provisions shall not apply to any information that (i) is, at the time of disclosure, or thereafter becomes, part of the public domain through a source other than the receiving party, (ii) is subsequently learned from a third party that, to the knowledge of the receiving party, is not under an obligation of confidentiality to the disclosing party, (iii) was known to the receiving party at the time of disclosure, (iv) is generated independently by the receiving party, or (v) is disclosed pursuant to applicable law, subpoena, applicable professional standards, request of a governmental or regulatory agency, or other process after reasonable notice to the other party. The parties further agree that a breach of this provision would irreparably damage the other party and accordingly agree that each of them is entitled, in addition to all other remedies at law or in equity, to an injunction or injunctions without bond or other security to prevent breaches of this provision.

For the purpose of this Agreement, Confidential Information shall mean NPPI (as defined below), any information identified by either party as “Confidential” and/or “Proprietary” or which, under all of the circumstances, ought reasonably to be treated as confidential and/or proprietary, or any nonpublic information obtained hereunder concerning the other party.

Nonpublic personal financial information relating to shareholders and/or potential shareholders (i.e., customers and/or consumers) of the Trust (“NPPI”) provided by, or at the direction of, the Trust to Carne, or collected or retained by Carne in the course of performing its duties and responsibilities under this Agreement, shall remain the sole property of the Trust. Carne shall not give, sell or in any way transfer such Confidential Information to any person or entity, other than affiliates of Carne except in connection with the performance of Carne’s duties and responsibilities under this Agreement, at the direction of the Trust or as required or permitted by law (including applicable anti-money laundering laws). Carne represents, warrants and agrees that it has in place and will maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of records and information relating to consumers or customers of the Trust. The Trust represents to Carne that it has adopted a statement of its privacy policies and practices as required by Regulation S-P and agrees to provide Carne with a copy of that statement annually.

The Trust and Carne (solely to the extent it is notified of the obligations by the Trust) agree to comply with any and all regulations promulgated by the SEC or other applicable laws regarding the confidentiality of shareholder information.

The provisions of this Section shall survive the termination of this Agreement.

11. Intellectual Property.

The parties acknowledge each other’s right, title, and interest in their respective trademarks, copyrights, advertising, artwork, reports, manuals, memoranda, audit plans, checklists, presentations, training materials, policies and procedures, and logos (“Intellectual Property”) and agree not to use each other’s Intellectual Property in any advertising, sales literature or related materials or packaging, including customer lists, without the prior written approval of the other party. The Trust agrees that Carne may identify the Trust as a client on its client list, which may be posted to Carne’s website, or distributed to prospective clients. In no event will Carne disclose the nature of the relationship with the Trust, including but not limited to, the terms of this Agreement without prior written approval of the Trust, unless the disclosure is contained in documentation which is mandated through regulation, litigation or arbitration.

Carne retains all rights to materials, software, copyrights, trademarks, questionnaires, scoring methodology, proprietary analysis and other information that Carne provides to the Trust in connection with this Agreement. The Trust acknowledges that Carne may provide the Trust and its representatives with proprietary, copyrighted or trademarked information and shall not disclose Carne’s work-product, including but not limited to procedures, software, spreadsheets, checklists, audit programs, reports, proposals, questionnaires, scoring methodology, analysis and other documents or information, to any third-party without the prior written approval of Carne. The Trust agrees that in the event that the Trust is required to produce Carne’s Intellectual Property to a regulatory authority or court, the Trust will make all reasonable efforts to protect the Carne Intellectual Property, including but not limited to, requesting confidential treatment under U.S. Freedom of Information Act and other applicable laws. The Trust agrees to notify Carne in the event it must disclose Carne’s Intellectual Property to any regulatory authority or in any court proceeding and will keep Carne apprised of its efforts to protect Carne Intellectual Property.

12. Miscellaneous.

(a) No amendment, modification to or assignment of this Agreement shall be valid unless made in writing and executed by both parties hereto.

(b) Each of the parties acknowledges and agrees that this Agreement and the arrangements described in this Agreement are intended to be non-exclusive and that Carne is free to enter into similar agreements and arrangements with other entities.

(c) No party to this Agreement will be responsible for delays resulting from acts beyond the reasonable control of such party, provided that the nonperforming party uses commercially reasonable efforts to avoid or remove such causes of nonperformance and continues performance hereunder as soon as practicable as soon as such causes are avoided, rectified or removed.

(d) Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(e) This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(f) This Agreement, together with the schedules, sets forth the entire understanding of the parties and supersedes any and all prior discussions, representations and understandings between the parties related to the subject matter of this Agreement.

(g) If any provision of this Agreement is for any reason held to be invalid, illegal or unenforceable, the remaining provisions shall remain valid and enforceable,

and the unenforceable provision shall be deemed to have been modified as appropriate to carry out, to the full extent possible, the intent of such provision.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

ADVISERS INVESTMENT TRUST		CARNE GLOBAL FINANCIAL SERVICES (US) LLC

/s/ Dina Tantra		/s/ Scott Craven-Jones
Name:	Dina Tantra	Name:	Scott Craven-Jones
Title:	President	Title:	Director

SCHEDULE A

LIST OF FUNDS

The following series of the Trust now in existence and listed below (each series a “Fund” and collectively, the “Funds”:

FUND NAMES

JOHCM International Select Fund

JOHCM Global Equity Fund

JOHCM International Small Cap Equity Fund

JOHCM Emerging Markets Opportunities Fund

JOHCM Asia Ex-Japan Fund

SCHEDULE B

FUND RISK MANAGEMENT AND OVERSIGHT SERVICES

A. Carne will provide the following Services in relation to the Fund Risk Program during the term of this Agreement:

1. Make an individual, acceptable to the Board, available to serve as the Trust’s Risk Officer to administer the fund risk program (“Fund Risk Program”). The individual serving as Risk Officer must be available, at the discretion of the Board and in any event will meet no less frequently than quarterly with the Board via teleconference and at least annually in person;

2. Through the Risk Officer, review, maintain and update as required from time to time, (including to reflect any amendments to applicable regulatory and federal securities law requirements) written policies and procedures comprising the Fund Risk Program. The Fund Risk Program will include a risk management policy and corresponding risk register;

3. Through the Risk Officer, conduct, as needed in response to significant events, changes in business arrangements and regulatory developments and, in no event less than annually, a review of the Fund Risk Program that will include a review of the adequacy of the policies and procedures and the effectiveness of their implementation (“Annual Review”);

4. Through the Risk Officer, chair a Risk Committee, comprised of a combination of Trust officers and key personnel of the Adviser, which Committee shall meet monthly; and

5. Through the Risk Officer, provide a written report to the Board that, at a minimum, addresses:

(a) the Risk Officer’s assessment of the operation of the policies and procedures of the Trust and each service provider, any material changes made to those policies and procedures since the date of the last report, and any material changes to the policies and procedures recommended as a result of the Annual Review;

(b) the Risk Officer’s assessment of the adequacy of the policies and procedures and the effectiveness of their implementation; and

6. Through the Risk Officer, provide the Board with any additional information specifically requested or otherwise reasonably necessary for the Board to review and evaluate the Fund Risk Program.

B. Carne will provide the following Services in relation to oversight during the term of this Agreement:

1.	Make an individual, acceptable to the Board, available to oversee the analysis of investment performance and performance of service providers. In general, the individual’s oversight responsibilities will include reviewing relevant policies and procedures (by the Adviser, Trust and service providers), identification of any issues that require immediate escalation to the Board, and reporting quarterly to the Board via teleconference and at least annually in person on issues, changes or proposed changes to policies and procedures, or other material developments that require Board consideration.

2.	The designated person will oversee the analysis of investment performance by:

(a)	assisting in the formulation and updating of Board’s investment performance analysis procedure;

(b)	reviewing consistency of investment performance data with valuations data;

(c)	reviewing investment performance reporting and ensuring consistency with investment mandate;

3.	The designated person will oversee service providers by performing the following tasks:

(a)	reviewing service provider reporting including any key performance indicators;

(b)	participating in service provider service calls where appropriate;

(c)	reviewing service provider on-site visits;

(d)	ensuring service level agreements are appropriate and up to date; and

(e)	analyzing errors and complaints

C. As mutually agreed upon, Carne will provide additional risk management and oversight services during the term of this Agreement.

SCHEDULE C

SERVICE FEES

Dated July 1, 2014

1. Fund Services Fees

Fund Services provided under this Agreement for the Funds listed on Schedule A:

$40,000 annual base fee for the first fund

Additional $5,000 annual fee per fund after the first fund

Carne shall invoice the Trust for the annual fee, in equal quarterly installments, to be paid in arrears by the Trust for Services rendered under the Agreement. If this Agreement is terminated, the portion of the annual fee due for Services rendered shall be pro-rated to the date of termination.

2. Out of Pocket Expenses, reasonably incurred and necessary for the performance of these Services will be included by Carne in the invoice, and shall include but are not limited to the following:

(a) The out-of-pocket expenses incurred in connection with Carne’s provision of the Risk Officer to the Trust and in connection with Services performed. For the avoidance of doubt such out-of-pocket expenses shall include, but are not limited to, all domestic and international travel costs and incidental expenses related thereto incurred in attending meetings, and conducting due diligence of advisers to the Funds and service providers; and

(b) Any other expenses approved by the Board or its delegate.

ADVISERS INVESTMENT TRUST

/s/ Dina Tantra
Name:	Dina Tantra
Title:	President

CARNE GLOBAL FINANCIAL SERVICES, INC.

/s/ Scott Craven-Jones
Name:	Scott Craven-Jones
Title:	Director